UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FIRST FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
320218(10)
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	320218(10)

1	NAMES OF REPORTING PERSONS First Financial Corporation Employee Stock Ownership Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Indiana

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		827,661

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		827,661

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	827,661

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.30%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	EP

ITEM 1.
ITEM 1 (a) NAME OF ISSUER:
First Financial Corporation
ITEM A (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
One First Financial Plaza
P.O. Box 540
Terre Haute, IN 47808-0540
ITEM 2.
ITEM 2 (a) NAME OF PERSON FILING:
First Financial Corporation
Employee Stock Ownership Plan.          35-2702871
ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
One First Financial Corporation
P.O. Box 540
Terre Haute, IN 47808-0540
ITEM 2 (c) CITIZENSHIP:
Place of Organization: Indiana
ITEM 2 (d) TITLE OF CLASS OF SECURITIES:
Common Stock without par value
ITEM 2 (e) CUSIP NUMBER:
320218(10)

ITEM 3.	STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)
Not applicable because this is an amendment to an original filing under Section 13(g) (1). The reporting person was a beneficial owner of more than 5 percent of the Issuer’s outstanding common stock prior to the Issuer’s registration under Section 12(g) of the Securities Exchange Act of 1934.

ITEM 4.	OWNERSHIP. (as of December 31, 2009):
(a)	Amount Beneficially Owned: 827,661 shares

(b)	Percent of Class: 6.30%

(c)	Number of shares as to which such person has:
(I)	sole power to vote or direct the vote -0-

(ii)	shared power to vote or direct the vote -0-

(iii)	sole power to dispose or to direct the disposition of -0-

(iv)	shared power to dispose or to direct the disposition of 827,661

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not Applicable

ITEM 10.	CERTIFICATION.
Not Applicable

SIGNATURE.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN By: First Financial Bank N. A. Trustee
By:	/s/ Michael A. Carty
Michael A. Carty, Secretary

Dated: February 5, 2010